

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Pamela Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, IL 60601

>   **Re: OppFi Inc.**
>   **Form 10-K filed March 11, 2022**
>   **Response dated August 19, 2022**
>   **File No. 001-39550**

Dear Ms. Johnson:

We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

Form 10-K filed March 11, 2022

Earnings per share, page 107

1.   Please revise future filings to clearly disclose your accounting policy related to OppFi-LLC Units, including those designated as Earnout Units.

Note 18. Earnings Per Share, page 130

2.   Please refer to comment 1. We note you revised the calculation of basic and diluted EPS to conform to ASC 260 beginning in your June 30, 2022 Form 10-Q. Please provide us an analysis that details the reported and corrected basic and diluted earnings per share included in any prior periodic filings (e.g. Form 10-Q, Form 10-K, etc.) that included the misapplied guidance. Please tell us how you considered whether any errors in these prior

filings are material considering the guidance in SAB Topic 1M and ASC 250. To the extent any errors are determined to be material, please amend the applicable periodic filings to correct the error in accordance with ASC 250, consider the need to file a Form 8-K Item 4.02, and consider whether there was a deficiency in internal control over financial reporting that was a material weakness which is required to be disclosed. Please provide us the basis for your conclusions.

General

3.   Please revise future filings to disclose the key terms, including the earnout targets, related to the 25,500,000 Earnout Units.

You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance